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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrasher & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 SE 28th Street
(No. and Street)

Bentonville (City) AR (State) 72712-6706 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Thrasher (479) 273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Teaff & Associates, CPAs PA
(Name – *if individual, state last, first, middle name*)

210 West 10th Street (Address) Russellville (City) (State) 72801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11018339

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/11/2011

OATH OR AFFIRMATION

I, David Thrasher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrasher & Company, Inc, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDI MOORE
MY COMMISSION # 12360983
EXPIRES: July 16, 2017
Pope County
NOTARY PUBLIC STATE OF ARKANSAS

Judi Moore
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THRASHER & COMPANY, INC.

DECEMBER 31, 2010 AND 2009

TEAFF & ASSOCIATES
Certified Public Accountants

LESLIE T. TEAFF, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

(479) 968-3500

FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying statements of financial condition of **Thrasher & Company, Inc.** (an S corporation) as of December 31, 2010 and 2009, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher & Company, Inc.** as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Leslie Teaff

Teaff and Associates
Certified Public Accountants
Russellville, Arkansas

February 12, 2011

THRASHER & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 88,192	$ 93,517
Securities	33,189	31,428
Accounts receivable- commissions	4,992	10,145
Total current assets	126,373	135,090
PROPERTY AND EQUIPMENT, NET	45,756	51,695
Total Assets	$ 172,129	$ 186,785

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Payroll taxes payable	$ 3,679	$ 6,756
Commissions Payable	3,825	6,873
Other Current liabilities	298	298
Total current liabilities	7,802	13,927
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	57,514	57,514
Additional paid-in capital	6,900	6,900
Retained earnings	101,933	111,188
Accumulated other comprehensive income	(2,020)	(2,744)
Total stockholders' equity	164,327	172,858
Total Liabilities and Stockholders' Equity	$ 172,129	$ 186,785

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS ON INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE		
Commissions	$ 466,262	423,294
OPERATING EXPENSES		
Employee Compensation and Expenses	187,354	173,004
Professional Fees	9,550	4,388
Occupancy Expense	18,600	18,600
Trading and registration fees	4,438	3,251
Office Expense	6,961	8,958
Other Operating Expenses	141,392	98,619
Total Expenses	368,295	306,820
INCOME FROM OPERATIONS	97,967	116,474
OTHER INCOME (EXPENSE)		
Sale of Asset	-	6,000
Dividends	1,036	866
NET INCOME	$ 99,003	$ 123,340
Other Comprehensive income		
Unrealized gains(loss) on available for sale securities:		
Unrealized holding gains during the period	724	5,082
COMPREHENSIVE INCOME	$ 99,727	$ 128,422

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained earnings	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2008	$ 57,514	$ 6,900	$ 51,450	$ (7,826)	$ 108,038
Dividends paid	$ -	$ -	$ (63,602)	$ -	(63,602)
Net income for the year	-	-	123,340		123,340
Unrealized holding gain	-	-	-	$ 5,082	5,082
Balance - December 31, 2009	$ 57,514	$ 6,900	$ 111,188	$ (2,744)	$ 172,858
Dividends paid	$ -	$ -	$ (108,258)	$ -	(108,258)
Net income for the year	-	-	99,003		99,003
Unrealized holding gain	-	-	-	$ 724	724
Balance - December 31, 2010	$ 57,514	$ 6,900	$ 101,933	$ (2,020)	$ 164,327

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 97,967	$ 116,474
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	5,939	6,563
Change in:		
Accounts receivable - commissions	5,152	1,459
Payroll taxes payable	(3,077)	2,530
Accounts payable	(3,048)	3,671
Net Cash From Operating Activities	102,933	130,697
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchased new equipment & vehicle	-	(51,499)
Sold Vehicle	-	6,000
Received Dividends	1,036	866
Purchase of available for sale securities	(1,036)	(866)
Net Cash Provided (Used For) Investing Activities	-	(45,499)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Change in Other Comprehensive Income	-	235
Dividends paid	(108,258)	(63,602)
Net Cash Provided (Used For) Financing Activities	(108,258)	(63,367)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,325)	21,831
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	93,517	71,686
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 88,192	$ 93,517

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Balance - January 1	$ -	$ -
Increase (decrease)	$ -	$ -
Balance- December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Thrasher and Company, Inc. ("the Company") was formed on October 28, 1998, under the laws of the State of Arkansas pursuant to the Arkansas Business Corporation Act. The Company, conducting business within the state of Arkansas, is registered as a broker/dealer with the Securities and Exchange Commission, Financial Industry Regulatory Authority and the Arkansas Securities Department. The Company is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition

Revenues and expenses are accounted for on the accrual basis.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Fully depreciated assets still is use totaled approximately $5,939 and $7,424 for years ended December 31, 2010 and 2009, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2010 and 2009, there are no cash equivalents.

Advertising

The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company is taxed as an S- Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Investments

All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company leases its corporate office buildings under operating lease agreements from a LLC in which the owner is a member. The Company is responsible for insurance, maintenance and real estate taxes associated with the office facilities. For each of the years ended December 31, 2010 and 2009, the rent paid to related parties for the office building totaled $18,600. See Note 7.

NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2010	2009
Office Equipment	$ 19,168	$ 19,168
Automobiles	98,599	98,599
	$117,767	$117,767
Accumulated Depreciation	(72,011)	(66,349)
	$ 45,756	$ 51,418

THRASHER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All Thrasher and Company, Inc. customer transactions are cleared through First Southwest Company.

NOTE 5: INVESTMENTS

The table below provides detail of the investments:

			December 31, 2010	
	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Scudder Municipal Bond Fund A	2,234	$23,068	$ (3,695)	$ 19,373
American Funds Growth Fund A	454	12,376	1,440	13,816
		$35,444	$ (2,255)	$33,189

			December 31, 2009	
	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Scudder Municipal Bond Fund A	2,132	$22,142	$ (3,019)	$ 19,123
American Funds Growth Fund A	450	12,266	39	12,305
		$34,408	$ (2,980)	$31,428

In 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the priority of inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level of input that is significant to the fair value measurement of the investment.

Investments recorded in the Balance Sheets based on the inputs to valuation techniques as follows:

NOTE 5: INVESTMENTS – CONTINUED

Level 1- These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded mutual funds.

Level 2- These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments.

Level 3- These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about assumptions market participants would use in pricing the investments.

The following table presents the Company's hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Available-for-sale securities			
Exchange traded mutual funds	$ 33,189	$ -	$ -

NOTE 6: RETIREMENT PLAN

The Corporation adopted a SIMPLE IRA plan for all employees who meet the eligibility requirements. The Corporation made contributions in the amount of $3,984 and $3,994 for the years ending December 31, 2010 and 2009, respectively.

NOTE 7: COMMITMENTS

The Corporation entered into a lease agreement for its office facilities with a term of five years. The following is a schedule by years of future minimum rentals under the lease at December 31, 2010:

2011	$14,400
2012	14,400
2013	14,400
2014	14,400

NOTE 8: ADDITIONAL CASH FLOW INFORMATION

The net increase in the unrealized holding gain (loss) on available for sale securities was $724 and $5,082 respectively, for the years ended December 31, 2010 and 2009.

NOTE 9: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2010, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

NOTE 10: NET CAPITAL

There are no differences between net capital as computed in Thrasher and Company, Inc.'s Part IIA of Form X-17A-5 filed for the period ended December 31, 2010, and the net capital as computed on Page 13.

TEAFF & ASSOCIATES
Certified Public Accountants

LESLIE T. TEAFF, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

(479) 968-3500

FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying financial statements of **Thrasher & Company, Inc.** as of and for the year ended December 31, 2010 and have issued our report thereon dated February 12, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leslie Teaff

Teaff and Associates
Certified Public Accountants
Russellville, Arkansas

February 12, 2011

THRASHER & COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

Total Ownership Equity from Balance Sheet		$ 164,327
Total ownership equity qualified for net capital		164,327
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		
Accounts receivable – commissions	$ (4,992)	
Property and equipment, net	(45,756)	
		(50,748)
Net Capital Before Haircut on Securities Positions		113,759
Haircuts on securities:		
15% haircut on growth funds	(2,072)	
7% haircut on bond funds	(1,356)	
		(3,428)
Net Capital		$ 110,151

There were no material differences between the computations of net capital under rule 15c3-1 included in this report and the computation included in the Company's corresponding unaudited Form X-17A-05, Part II.

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

THRASHER & COMPANY, INC.
SCHEDULE OF COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2010

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of net aggregate Indebtedness of $7,802)	$ 520	
Minimum dollar net capital requirement of reporting broker or Dealer and minimum net capital requirement of subsidiaries	$ 5,000	
Net Capital requirement (greater of the two listed above)		$ 5,000
Excess net capital (net capital from previous page less net capital requirement)		$105,151
Excess net capital at 1000% (net capital from previous page less 10% total aggregate indebtedness)		$109,371

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	$ 7,802
Percentage of aggregate indebtedness to net capital (Net aggregate Indebtedness/Net Capital)	7%

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

TEAFF & ASSOCIATES
Certified Public Accountants

LESLIE T. TEAFF, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

(479) 968-3500

FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of **Thrasher & Company, Inc.** (the "Company") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted

in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Leslie Teaff

Teaff & Associates
Certified Public Accountants
Russellville, Arkansas

February 12, 2011

THRASHER & COMPANY, INC.

SEC FILE NO. 8-39049

FINANCIAL STATEMENTS

December 31, 2010 and 2009

TEAFF & ASSOCIATES
Certified Public Accountants
210 West 10th Street
Russellville, AR 72801

(479) 968-3500